MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

04 APR 15 AM 7:21

April 14, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04024440

SUPPL

RE; Minebea Co., Ltd. - File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

A) Provisional report dated on October 22,2003
B) Provisional report dated on December 19, 2003

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

PROCESSED
APR 21 2004
THOMSON FINANCIAL

M. Hashimoto
Megumi Hashimoto
Investor Relations

4/20

Document submitted	:	Provisional report
Document submitted to	:	Director of the Kanto Finance Bureau
Date of submission	:	October 22, 2003
Trade name	:	Minebea Kabushiki Kaisha
Trade name in English	:	Minebea Co., Ltd.
Representative	:	Tsugio Yamamoto Representative Director, President and Chief Executive Officer
Principal office	:	4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0206, Japan (This is the registered head office.)
Telephone number	:	0267-32-2200
Contact person	:	Masao Iwasa Executive Officer and Office Manager, Karuizawa Manufacturing Unit
Nearest place of contact	:	Tokyo Head Office 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Telephone number	:	03-5434-8611 (Key number)
Contact person	:	Takashi Yamaguchi Managing Executive Officer in charge of Accounting and Finance
Place for public inspection	:	The Tokyo Stock Exchange (2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo) The Osaka Stock Exchange (1-6-10, Kitahama, Chuo-ku, Osaka) The Nagoya Stock Exchange (3-3-17, Sakae, Naka-ku, Nagoya)

1. Reason for submitting the provisional report

Our Board of Directors decided at its meeting on April 10, 2003 to withdraw from switching power supplies, inductors, transformers and other related businesses and to post losses on revaluation of marketable and investment securities.

Since these are considered matters that will considerably affect our financial position and operating results, we submit the provisional report in accordance with Section 4, Article 24-5 of the Securities Exchange Law and Section 2-12 and 2-19, Article 19 of the Ministerial Ordinance relating to Disclosure of the Details of Corporations.

This provisional report, inadvertently submitted on paper on April 10, 2003, is now submitted via EDINET in accordance with Section 30-2, Article 27 of the Securities Exchange Law.

2. Details of the provisional report

1. Withdrawal from switching power supplies, inductors, transformers and other related businesses

(1) Date when the matter arose : March 31, 2003 (Posting of liquidation losses)

(2) Details of the matter

Given our consistent efforts for a long time to return in vain switching power supplies, inductors, transformers and other related businesses to profitability, we have concluded it is hardly possible to improve their performance or to expand their operations in the foreseeable future and decided to discontinue and withdraw from these businesses.

Planned date of termination of production will be December 31, 2003 or upon delivery of order backlog, whichever is earlier.

(3) Estimated losses resulting from the matter

As a result of this matter, we posted liquidation losses of ¥3,100 million in the consolidated fiscal year ended March 31, 2003.

2. Posting losses on revaluation of marketable and investment securities

(1) date when the matter arose : March 31, 2003 (Posting of losses on revaluation of marketable and investment securities)

(2) Details of the matter

① Owing to significant declines in the prices of stocks listed on major markets, resulting in the impairment of shares that we own in financial institutions, we posted losses on revaluation of marketable and investment securities amounting to ¥4,914 million (same amount on a consolidated basis and on a non-consolidated basis) as extraordinary losses.

② Owing to withdrawal from the business of switching power supplies and other related businesses, resulting in the impairment of shares we own in Minebea Electronics Co., Ltd., a wholly-owned subsidiary, we posted losses on revaluation on investment securities in affiliates amounting to ¥1,543 million (on a non-consolidated basis only) as extraordinary losses.

(3) Impact of the matter on business performance

As a result of this matter, we posted losses on revaluation of marketable and investment securities amounting to ¥4,914 million and losses on revaluation of investment securities in affiliates amounting to ¥1,543 million, as extraordinary losses in non-consolidated fiscal year ended March 31, 2003.

Additionally, we posted losses on revaluation of marketable and investment securities amounting to ¥4,914 million as extraordinary losses in consolidated fiscal year ended March 31, 2003.

* * * * * *

Document submitted	:	Provisional report
Document submitted to	:	Director of the Kanto Finance Bureau
Date of submission	:	December 19, 2003
Trade name	:	Minebea Kabushiki Kaisha
Trade name in English:		Minebea Co., Ltd.
Representative	:	Tsugio Yamamoto Representative Director, President and Chief Executive Officer
Principal office	:	4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0206, Japan (This is the registered head office.)
Telephone number	:	0267-32-2200
Contact person	:	Masao Iwasa Executive Officer and Office Manager, Karuizawa Manufacturing Unit
Nearest place of contact	:	Tokyo Head Office 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Telephone number	:	03-5434-8611 (Key number)
Contact person	:	Takashi Yamaguchi Managing Executive Officer in charge of Accounting and Finance
Place for public inspection:		The Tokyo Stock Exchange (2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo) The Osaka Stock Exchange (1-6-10, Kitahama, Chuo-ku, Osaka) The Nagoya Stock Exchange (3-3-17, Sakae, Naka-ku, Nagoya)

1. Reason for submitting the provisional report

We have been making preparations to launch a joint venture company ("Integrated Company") on April 1, 2004 (planned) with Matsushita Electric Industrial Co., Ltd. ("Matsushita") with the aim of integrating all functions of the two companies' information equipment motor business in four categories — fan motors, stepping motors, vibration motors and DC brush motors ("Information Equipment Motors").

Our Board of Directors has resolved at a meeting held on December 19, 2003 to separate its Fan Motor and Stepping Motor Divisions ("Separation") effective March 1, 2004 (planned) and transfer these divisions to Integrated Company. Matsushita will subsequently separate and transfer its information equipment motor business to Integrated Company effective April 1, 2004 (planned). Upon completion of the business transfer by the two companies, Integrated Company will start its operations.

In view of this decision, we submit the provisional report in accordance with Section 4, Article 24-5 of the Securities Exchange Law and Section 2-7, Article 19 of the Ministerial Ordinance relating to Disclosure of the Details of Corporations.

2. Details of the provisional report

(1) Trade name, address, representative, capital and principal lines of business of Integrated Company, to which our information equipment motor business is transferred through Separation are as follows:

① Trade name	:	Minebea-Matsushita Motor Corporation
② Principal office	:	1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
③ Representative	:	Tosei Takenaka, President and Representative Director Miyuki Furuya, Vice President and Representative Director
④ Capital	:	¥10 billion
⑤ Principal lines of business:		Development, manufacturing and sale of fan motors, stepping motors, vibration motors and DC brush motors

(2) Purpose of Separation

Separation and the subsequent business integration with Matsushita aim to create a highly profitable business structure in the area of information equipment motors. This can be achieved by enhancing business efficiency to the maximum and winning the leading position in highly competitive global market of information equipment motors, utilizing product development technologies, manufacturing capabilities and sales capacity of Minebea and Matsushita.

Integrated Company will be positioned among the top three in each of the four product categories, based on unit sales results for fiscal year ended March 31, 2003.

While competition in the information equipment motor business is becoming increasingly severe throughout the world, owing to the competition among many Japanese makers and the rise in the number of market newcomers from China, Taiwan and Korea, further growth in demand can be expected in new product applications, such as personal computers, plasma displays, LCD TVs, game machines, mobile phones, digital home electric appliances and information terminals. The annual global market growth forecast exceeds 10% on unit sales basis.

Integrated Company will tap Minebea's advanced ultra-precision machining, mass-production technologies and cost competitiveness and Matsushita's latest product development technologies to strengthen its high added-value product development/manufacturing capabilities and accelerate development speed, as well as establishing a strong customer support structure.

Integrated Company aims to increase its global competitiveness and capture the leading position in markets worldwide for information equipment motors through standardization of manufacturing processes and designing methods, utilizing advanced production engineering and product development technologies of Minebea and Matsushita, and through cost reduction efforts from development of advanced magnet/material analysis technologies.

The establishment of Integrated Company will affect the following operational bases:

Minebea

1) Karuizawa Manufacturing Unit (Nagano)

2) Hamamatsu Manufacturing Unit (Shizuoka)

3) Minebea Electronic and Hi-Tech Components (Shanghai) Co., Ltd.

4) Production bases in Thailand and China

Matsushita

1) Motor Company's Information Equipment Motor Business Unit (Osaka and Tottori)

2) Production bases in Singapore, Malaysia and China

(3) Method, schedule and outline of Separation

① Method of Separation

Minebea will separate a certain part of its businesses and Integrated Company (the succeeding company) will succeed the separated business (through summary separation).

② Schedule of Separation (business integration)

Dec. 19, 2003	Board resolution to approve the business integration agreement and the business separation agreement, followed by signing of the business integration agreement
Jan. 7, 2004 (planned)	Signing of the business separation agreement
Mar. 1, 2004(planned)	Separation to come into effect and to be registered
Apr. 1, 2004 (planned)	Matsushita's business separation to come into effect and to be registered. Integrated Company to start its operations.

③ Share allotment ratios

Upon Separation, the succeeding company will issue 2,994,120 shares and allot such shares to Minebea. Furthermore, upon completion of the business integration procedures, Minebea and Matsushita will hold 60% and 40% shares in Integrated Company, respectively.

④ Cash distribution upon business integration

There will be no cash distribution in relation to the business separation.

⑤ Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the businesses to be

separated and transferred, which are considered mandatory for the succeeding company to operate the business to be succeeded.

⑥ Prospects for paying debt obligations

Minebea believes that both Minebea and the succeeding company can pay the debt obligations to be incurred as a result of Separation.

(4) Others

Integrated Company will be included among Minebea's consolidated group companies.

Although the Integrated Company will be autonomously responsible for managing its business, important management decisions will be made upon agreement between Minebea and Matsushita.

* * * * * *